UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-34152

WESTPORT FUEL SYSTEMS INC.

(Translation of registrant's name into English)

1691 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6P2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]   Form 40-F [ ]

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3 and 99.4 to this Form 6-K are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No.333-289669) and the registration statement on Form S-8, as amended (Registration No.333-248912).

EXHIBIT INDEX

Exhibits	Descriptions

99.1	Unanimous Shareholders Agreement, effective as of June 3, 2024, by and among 1463861 B.C. Ltd., Westport Fuel Systems Canada Inc., and Volvo HDPI Holding Inc.
99.2	Investment Agreement, effective as of March 11, 2024, by and among Westport Fuel Systems Inc., Westport Fuel Systems Canada Inc., and Volvo Business Services International AB.
99.3	Shareholders Agreement, effective as of June 3, 2024, by and among HPDI Technology AB, Westport Fuel Systems Canada Inc., and Volvo Business Services International AB
99.4	Amended and Restated Limited Partnership Agreement, effective as of June 3, 2024, by and among Westport Fuel Systems Canada Inc. as limited partner, Volvo HDPI Holding Inc. as limited partner, 1463861 B.C. Ltd. as general partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westport Fuel Systems Inc.
(Registrant)

Date: November 21, 2025	/s/ Elizabeth Owens
Elizabeth Owens
Chief Financial Officer